June 15, 2023

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks Vault 1, LLC Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A Filed June 8, 2023 File No. 024-12098

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks Vault 1, LLC (the “Company”) Post-Qualification Amendment No. 3 (“Post-Qualification Amendment No. 3”) to the above-referenced offering statement on Form 1-A originally filed on December 13, 2022, as amended by Amendment No. 1 filed on January 23, 2023, Amendment No. 2 filed on February 10, 2023, Amendment No. 3 filed on March 1, 2023, Amendment No. 4 filed on March 17, 2023, Amendment No. 5 filed on May 18, 2023, Post-Qualification Amendment No. 1 filed on May 25, 2023 and Post-Qualification Amendment No. 2 filed on June 8, 2023 (together, the “Form 1-A”). Post-Qualification Amendment No. 3 is marked with < R > tags to show changes made from the Form 1-A filing. In addition, we have included a narrative response keyed to the comment of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua B. Goldstein dated June 12, 2023. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A

Report of Independent Auditors, page F-2

1.

Comment: Please have your auditor revise their report to opine on the financial statements for Masterworks Vault 1, LLC in total and each Series. Further, ask them to revise their report to also state, if true, that they are required to be independent with respect to you in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission. Finally, they should state the specific period that was audited – inception (November 9, 2022) through December 31, 2022. Refer to paragraph (c)(1)(iii) in Part F/S of Form 1-A, Article 2 of Regulation S-X and paragraphs .25(e), .28(c), .A38 and .A39 of AU-C Section 700 of the Statements on Auditing Standards. Our comment also applies to your annual reports.

Response: AGD Legal, S.C., the Company’s auditor, has revised their report to address the Staff’s comment.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

MASTERWORKS VAULT 1, LLC

By:	/s/ Joshua B. Goldstein
Joshua B. Goldstein
General Counsel and Secretary

cc:	Donald Field/U.S. Securities and Exchange Commission
Taylor Beech/U.S. Securities and Exchange Commission
Rufus Decker/U.S. Securities and Exchange Commission
Patrick Kuhn/U.S. Securities and Exchange Commission